                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 1)*

                              GERALD STEVENS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   37369G 10 1
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                                 (CUSIP Number)


                                Jonathan L. Awner
                       Akerman, Senterfitt & Eidson, P.A.
                           1 S.E. 3rd Ave., 28th Floor
                              Miami, Florida 33131
                                 (305) 374-5600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 12, 2000
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

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CUSIP NO. 37369G 10 1                                        PAGE 2 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            New River Capital Partners, L.P.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
    5       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        7,391,513
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           7,391,513
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,391,513
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            15.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 37369G 10 1                                        PAGE 3 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            B&B Management Partners, L.P.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
    5       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        7,391,513
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           7,391,513
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,391,513
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            15.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 37369G 10 1                                        PAGE 4 OF 12 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            SRB Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
    5       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        7,391,630
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           7,391,630
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,391,630
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            15.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 37369G 10 1                                        PAGE 5 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Steven R. Berrard
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
    5       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        7,391,630
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           7,391,630
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,391,630
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            15.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Reporting Persons hereby make the following statement pursuant to
Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder. This statement is an amendment to the Schedule 13D filed by the Reporting Persons dated May 10, 1999 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Original Schedule 13D is hereby amended in its entirety as follows:

         This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Gerald Stevens, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND.

         Items 2(a), 2(b) and 2(c) of the Original Schedule 13D are hereby amended in their entirety as follows:

(a): This statement on Schedule 13D is being filed jointly by New River Capital Partners, L.P. ("New River"), B&B Management, L.P. ("B&B Management"), SRB Investments, Inc. ("SRB Investments") and Steven R. Berrard ("Mr. Berrard"). New River, B&B Management, SRB Investments and Mr. Berrard are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person." This statement is being filed (i) by New River as the direct beneficial owner of 7,391,513 shares of the Common Stock (the "New River Shares"), (ii) by B&B Management by virtue of its relationship with New River as described in Item 2(c), below, (iii) by SRB Investments by virtue of its relationship with New River as described in Item 2(c), below, and as the direct beneficial owner of an additional 117 shares of Common Stock (the "SRB Shares") and (iv) by Mr. Berrard by virtue of his relationships with New River and SRB Investments as described in Item 2(c), below. A copy of the agreement among the Reporting Persons with respect to their joint filing of this statement is attached as Exhibit 1 to the Original Schedule 13D and is incorporated herein by reference.

(b): The principal business address for New River, B&B Management and Mr. Berrard is 100 S.E. Third Avenue, Suite 1101, Fort Lauderdale, Florida 33301. The principal business address of SRB Investments is 502 East John Street, Carson City, Nevada 89706.

(c): Mr. Berrard is the Chairman of the Board of the Issuer, which is Mr. Berrard's principal employment. Mr. Berrard is the sole shareholder, director and officer of SRB Investments. SRB Investments is principally engaged as the sole managing general partner of B&B Management. B&B Management is principally engaged as the sole general partner of New River. New River is principally engaged as a private equity firm and has investments in the Issuer and other companies.

ITEM 4.  PURPOSE OF TRANSACTION

         New River acquired the Common Stock for investment purposes. New River may, from time to time, distribute to its partners shares of the Common Stock in the future. Otherwise, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Items 5(a), 5(b), 5(c) and 5(d) of the Original Schedule 13D are hereby amended in their entirety as follows:

(a): This statement relates to an aggregate of 7,391,630 shares of Common Stock. New River is the direct beneficial owner of the New River Shares, representing approximately 15.1% of the outstanding shares of Common Stock. Each of B&B Management, SRB Investments and Mr. Berrard may be deemed to be the indirect beneficial owner of the New River Shares by virtue of their respective relationships with New River described in Item 2(c), above. In addition, SRB Investments is the direct beneficial owner of the SRB Shares, representing, along with the New River Shares, an aggregate of approximately 15.1% of the outstanding shares of Common Stock. Mr. Berrard may be deemed to be the indirect beneficial owner of the SRB Shares by virtue of his relationship with SRB Investments described in Item 2(c), above. The percentage of beneficial ownership held by each Reporting Person has been calculated in accordance with Rule 13d-3 under the Exchange Act.

(b): New River has the sole power to vote and the sole power to dispose of the New River Shares. By virtue of the relationships described in Item 2(c), above, each of B&B Management, SRB Investments and Mr. Berrard may be deemed to have sole voting and sole dispositive power with respect to the New River Shares. SRB Investments has the sole power to vote and the sole power to dispose of the SRB Shares. By virtue of his relationship with SRB Investments described in Item 2(c), above, Mr. Berrard may be deemed to have sole voting and sole dispositive power with respect to the SRB Shares.

(c): On April 30, 1999, the Merger was completed, pursuant to which New River's shares in Gerald Stevens Retail were converted into the right to receive the New River Common Stock.

         On April 12, 2000, New River distributed 585,591 shares of the Common Stock to New River's partners on a pro rata basis, including a distribution of 117,118 shares to B&B Management. New River's partners then redistributed the 585,591 shares to their respective partners and owners, including a distribution of 117 shares to SRB Investments. Certain shares were distributed by New River to a limited partnership established for the benefit of Mr. Berrard and his family, but Mr. Berrard does not control or beneficially own an interest in this partnership.

(d): New River has the sole right to receive dividends from, or the proceeds from the sale of, the New River Shares. B&B Management has the sole power to direct New River to sell its assets or distribute its assets to New River's partners, including all or part of the New River Shares. B&B Management, as the sole general partner of New River, has the sole power to direct to New River's partners the receipt of dividends from, or the proceeds from the sale of, the New River Shares. None of the limited partners of New River, or of the partners in B&B Management except for SRB Investments, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the New River Shares reported herein or the power to direct New River to distribute the New River Shares (or the dividends or sale proceeds derived therefrom) to New River's partners. SRB Investments has the sole right to receive dividends from, or the proceeds from the sale of, the SRB Shares. Mr. Berrard has the sole power to direct SRB Investments to sell its assets to SRB Investment's shareholders, including all or part of the SRB Shares. Mr. Berrard, as the sole shareholder, director and officer of SRB Investments, has the sole power to direct to SRB Investment's shareholders the receipt of dividends from, or the proceeds from the sale of, the SRB Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among Steven R. Berrard, New River Capital Partners, L.P., B&B Management, L.P. and SRB Investments, Inc. (incorporated by reference to Exhibit 1 of the Original Schedule
            13D).

Exhibit 2: Stockholders Agreement among Gerald Stevens Retail, Inc., New River Capital Partners, L.P. and certain other stockholders of Gerald Stevens Retail, Inc. (incorporated by reference to Exhibit 2 of the Original Schedule 13D).



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 10, 2000                    NEW RIVER CAPITAL PARTNERS, L.P.

                                         By: B&B Management Partners, L.P.,
                                             as its General Partner

                                             By: SRB Investments, Inc.,
                                                 as its Managing General Partner

                                                 By: /s/ Steven R. Berrard
                                                    ----------------------------
                                                    Steven R. Berrard, President


Dated: May 10, 2000                      B&B MANAGEMENT PARTNERS, L.P.

                                         By: SRB Investments, Inc.,
                                             as its Managing General Partner


                                             By: /s/ Steven R. Berrard
                                                --------------------------------
                                                 Steven R. Berrard, President


Dated: May 10, 2000                      SRB INVESTMENTS, INC.


                                         By: /s/ Steven R. Berrard
                                             -----------------------------------
                                             Steven R. Berrard, President


Dated: May 10, 2000                          /s/ Steven R. Berrard
                                             -----------------------------------
                                              Steven R. Berrard